

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

December 11, 2009

Helen W. Cornell
Executive Vice President, Finance and Chief Financial Officer
Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, Illinois 62305

      Re: Gardner Denver, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 2, 2009
              File No. 001-13215

Dear Ms. Cornell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Jeff Jaramillo
                          Accounting Branch Chief